EXHIBIT 12.1

BankUnited Financial Corporation

Ratio of Earnings to Combined fixed Charges and Preferred Stock Dividends

	For the years ended September 30,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Fixed charges (excluding interest on deposits)
Interest on borrowings	$170,098	$116,975	$116,289	$111,959	$83,730
Rent (33%)	3,845	2,625	1,936	1,635	1,336

Total fixed charges	173,943	119,600	118,225	113,594	85,066
Income (loss) before income taxes and extraordinary items	37,915	73,863	55,671	47,706	29,379

Earnings	211,858	193,463	173,896	161,300	114,445

Total fixed charges	173,943	119,600	118,225	113,594	85,066
Preferred stock dividends on a pretax basis	663	583	494	418	1,055

Combined fixed charges and preferred stock dividends	$174,606	$120,183	$118,719	$114,012	$86,121
Ratio of earnings to combined fixed charges and preferred stock dividends	1.21:1	1.61:1	1.46:1	1.41:1	1.33:1

Fixed charges (including interest on deposits)
Interest on deposits	$98,313	$71,928	$82,559	$105,212	$143,134
Interest on borrowings	170,098	116,975	116,289	111,959	83,730
Rent (33%)	3,845	2,625	1,936	1,635	1,336

Total fixed charges	272,256	191,528	200,784	218,806	228,200
Income (loss) before income taxes and extraordinary items	37,915	73,863	55,671	47,706	29,379
Earnings	310,171	265,391	256,455	266,512	257,579

Total fixed charges	272,256	191,528	200,784	218,806	228,200
Preferred stock dividends on a pretax basis	663	583	494	418	1,055

Combined fixed charges and preferred stock dividends	$272,919	$192,111	$201,278	$219,224	$229,255

Ratio of earnings to combined fixed charges and preferred stock dividends	1.14:1	1.38:1	1.27.1	1.22:1	1.12:1